Mail Stop 7010
      June 9, 2005

Denise D. Smith
Silver Pearl Enterprises, Inc.
1541 E. I-30
Rockwall, TX 75087

Re:	Silver Pearl Enterprises, Inc.
	Registration Statement on Form SB-1
      Filed May 12, 20005
      File No. 333-124837

Dear Ms. Smith:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As necessary update the financial statements through June 30, 2005.
See Rule 310(g) of Regulation S-B. Also, each amendment to the registration statement should include a currently dated consent of the independent registered accountant.

Cover Page

2. Please limit the cover page to the information that is required by
Item 501 of Regulation S-B and other information that is key to an investment decision.

3. Please add the company`s mailing address and telephone number, here or in the Summary section.
Prospectus Summary, page 2

4. Your website states that you also sell jewelry. Please expand your business description to discuss all the products you sell. Make similar revisions under Description of Business.

5. Please describe the company`s plan of operation for the twelve months following the offering. We note that you briefly discuss your plan under Use of Proceeds. See Item 6(a)(3)(i) of Form 1-A. You should elaborate as specifically as possible on your plans to expand and develop the product line and generate revenue. Describe what steps you will take to achieve this objective and when you expect to take them. We may have additional comments when we review your revised disclosure.

6. If you believe that you may engage in a merger or acquisition within the next 12 months, please disclose this.

7. Please revise to include a balanced description of your business.
For example, while you disclose your total sales, you do not discuss your net income during those periods.

Summary Financial Data, page 3

8. Please reconcile the December 31, 2004 balance sheet data on page 3 to the balance sheet or make the appropriate revisions as necessary.

Risk Factors, page 4

9. Please avoid language in risk factors like "material adverse effect." Instead, please state what the specific impact will be on your financial condition or results of operations. We may have additional comments after we review your response.

10. Some of your risk factors use language like "we cannot assure" or
"we cannot be certain." Please delete this language; the real risk is not your inability to predict or offer assurance, but the condition described.

11. Under "No Public Market for Our Common Stock Currently Exists
.. .
.., describe the risks relating to listing your shares on the OTC
BB
and disclose whether you are aware of a market maker who intends to make a market in your stock.

12. Please add risk factors regarding the following:

* 20% of the company`s profits will be paid to Denise Smith,
* shareholders will experience immediate and substantial dilution,
* management`s experience in running a retail operation, and
* investors are not able to cancel the subscription agreement they sign.
Plan of Distribution, page 8

13. Please disclose the closing date of the offering.

14. Please disclose the name and address of the attorney who will hold the escrow funds.

15. Please describe the subscription agreement and disclose that investors are not entitled to cancel, terminate or revoke the agreement.

Description of Business, page 10

16. Please describe your business and property in greater detail. For example, is your retail space located in a shopping area or mall? Do you specialize in certain styles of furniture since you state they have a foreign element? Describe your inventory and warranty practices. How do the jewelry products fit into your business plan?

17. Under Competition, disclose the number of furniture stores operating in the Metroplex area and provide more detail about the competitors you describe in the Risk Factors.

Management`s Discussion and Plan of Operations, page 13

18. Although your revenues totaled $49,478 for the first quarter, your net income was only $1,294. Please describe your expenses in greater detail to better understand your results of operations.

19. Expand your disclosures to address your plan of operation for the
12 months following the commencement of the offering. The description should be reasonably detailed. Supporting information should be provided with respect to conclusory statements. See Item
6(3)(a)(i)
of Form 1-A.

20. Please describe your notes payable.

Directors and Executive Officers, page 14

21. Please describe in greater detail Ms. Smith`s responsibilities in her prior sales positions to provide a better understanding of her experience in the furniture retail business. See Item 8(c) of Form 1-
A.

Remuneration of Directors and Officers, page 15

22. Please explain why the company reflects $6,410 in wages for the first quarter.

Principal Shareholders, page 15

23. Please disclose the relationship between Art Xpectations, VMP
Enterprises and Gary Pilant. Please list Art Xpectations under
Significant Parties or explain why it is not included.

Independent Auditor`s Report

24. The auditor`s report should be amended to state that their audit was conducted "in accordance with the standards of the Public Company
Accounting Oversight Board (United States)" as outlined in PCAOB Auditing Standard No. 1. Accordingly, they should delete all references to "auditing standards generally accepted in the United States of America." PCAOB Auditing Standard No. 1 is effective for auditors` reports issued or reissued on or after May 24, 2004. Please refer to Commission Release 33-8422 dated May 14, 2004.

25. In addition, the report should be entitled "Report of Independent
Registered Public Accounting Firm" as outlined in PCAOB Auditing
Standard No. 1.

26. The fourth paragraph of the auditor`s report should be deleted as the statement of stockholders` equity is a required audited financial statement under Item 310(a) of Regulation S-B.

Statement of Cash Flows

27. Revise your filing to remove the non-cash items of stock issued for services, inventory, and fixed assets from your cash flows from financing activities. These items should be shown in the supplemental disclosures as well as a reduction of the applicable operating and investing cash outflows. Please refer to SFAS 95 for additional guidance in the preparation of the Statement of Cash Flows.

Statement of Stockholders` Equity

28. We note your stock issued for services and assets ranged from $0.001 to $0.22 per share during 2004. Please tell us how you determined the fair value of the services and assets in these stock transactions.

Note 1 - Significant Accounting Policies
Software Capitalization

29. We note your capitalized website development costs constitute approximately 23% of total assets at December 31, 2004.
* Please tell us what consideration you gave to EITF 00-02 in determining to capitalize these costs.
* Tell us what if any related costs were expensed when incurred.
* In addition provide supplementally a copy of the third party agreement for the development of the website.
* Tell us the approximate percentage of revenues generated from the website since inception.

Note 5 - Commitments and Contingencies

30. Please file your lease agreement as an exhibit.

Note 6 - Notes Payable

31. We note your planned use of the offering proceeds do not include the payment of the note payable which is due in 2005. Please tell us what the expected source of repayment will be and the name of the lender.

Exhibits, page II.4

32. Please list the exhibits in the exhibit index according to the number assigned to it in Part III of Form 1-A or in Item 6 of Form SB-
1.

Signatures, page II.5

33. Please revise the signature line of Denise Smith to reflect that she is the principal executive officer of the company. Please make this revision elsewhere in the registration statement, as applicable.

Exhibit 4.2 - Subscription Agreement

34. The agreement does not reflect the escrow terms described in the
prospectus. Please revise or file a separate escrow agreement.
Please
also revise the agreement to reflect that the common stock is
$0.001
par value per share, rather than no par value.

Exhibit 5.1 - Legal Opinion

35. Please revise to indicate that the shares being registered have been authorized and delete the words "upon proper issuance" in the last sentence.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Bret Johnson at (202) 551-3753 or Nate
Cheney at
(202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

      					Sincerely,


      					Pamela Long
								Assistant Director

cc:	R. Bradley Lamberth, Esq.
	Lamberth Law Firm
	1010 W. Ralph Hall Parkway
	Rockwall, TX 75032
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Denise D. Smith
Silver Pearl Enterprises, Inc.
June 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE